SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Overseas Regulatory Announcement: List of Participants and Number of Share Options under Initial Grant of A Share Option Incentive Scheme (Adjusted)	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: January 8, 2015	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

List of Participants and Number of Share Options under Initial Grant of A Share Option Incentive Scheme (Adjusted)

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the List of Participants and Number of Share Options under Initial Grant of A Share Option Incentive Scheme (Adjusted) published by us on the website of Shanghai Stock Exchange.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, January 6, 2015

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Sinopec Shanghai Petrochemical Company Limited

List of Participants and Number of Share Options under Initial Grant of A Share Option Incentive Scheme (Adjusted)

Serial No.	Name	Division and Title	Number Granted(in ten thousand)
1.	Wang Zhiqing	The Company’s Chairman, President and Deputy Secretary of the Communist Party Committee	50
2.	Gao Jinping	The Company’s Vice Chairman, Secretary of the Communist Party Committee and Vice President	50
3.	Ye Guohua	The Company’s Executive Director and Chief Financial Officer	43
4.	Jin Qiang	The Company’s Executive Director and Vice President	43
5.	Guo Xiaojun	The Company’s Executive Director and Vice President	43
6.	Jin Wenmin	The Company’s Assistant to President cum Director of the Production Division	25
7.	Wang Peilin	The Company’s Deputy Chief Engineer cum Director (President) of the Sales Division (Distribution Company)	25
8.	Ren Guoqiang	The Company’s Deputy Chief Engineer cum Director of Technology Development Division, Vice-chairman of Association for Science	25
9.	Wu Yunxiang	The Company’s Deputy Chief Engineer cum Director of the Equipment & Power Division	25
10.	Hua Xin	The Company’s Assistant Financial Controller cum Director of the Financial Division	25
11.	Lin Baohua	The Company’s Deputy Chief Engineer cum Director of the Development & Project Division	25
12.	Zhou Jun	The Company’s Assistant Director of Security and Director of the Safety and Environmental Protection Supervision Division	25
13.	Tang Weizhong	The Company’s Secretary of the Board of Directors cum Director of the Board Secretariat and Director of the Foreign Affairs Office	25
14.	Lin Minjie	The Company’s Deputy Director of the Board Secretariat and Deputy Director of the Foreign Affairs Office	20
15.	Tan Biqing	The Company’s Director of the President Office	25
16.	Xie Jing	The Company’s Deputy Director of the President Office	20
17.	Zhang Huiyue	The Company’s Deputy Director of the Production Division cum Director of the Energy Office	20
18.	Gao Yuyan	The Company’s Deputy Director of the Production Division	20

19.	Zhang Feng	The Company’s Deputy Director of the Financial Division	20
20.	Yang Yating	The Company’s Deputy Director of the Financial Division	20
21.	Yuan Yongjun	The Company’s Director of the Enterprise Management Division	25
22.	Song Numing	The Company’s Deputy Director of the Enterprise Management Division	20
23.	Liu Wei	The Company’s Deputy Director of the Enterprise Management Division	20
24.	Zhang Shuiming	The Company’s Deputy Director of the Enterprise Management Division cum Director of the Legal Affairs Office	20
25.	Gong Xiaowei	The Company’s Deputy Director of the Cadre Division and Vice-minister of the Organization Division	20
26.	Zhu Liqun	The Company’s Director of the Human Resources Division	25
27.	Jin Feng	The Company’s Deputy Director of the Human Resources Division	20
28.	Wang Yiguan	The Company’s Deputy Director of the Development & Project Division	20
29.	Tian Liang	The Company’s Deputy Director of the Development & Project Division	20
30.	Gao Yong	The Company’s Director of the Planning Division	25
31.	Ma Fengliang	The Company’s Deputy Director of the Planning Division	20
32.	Guo Shizhuo	The Company’s Chief Engineer of the Technology Development Division	25
33.	Zhou Jilin	The Company’s Deputy Director of the Technology Development Division and Vice-chairman of the Association for Science (Remuneration for Leader)	25
34.	Zhu Linsong	The Company’s Deputy Director of the Equipment & Power Division	20
35.	Chen Bing	The Company’s Deputy Director of the Equipment & Power Division	20
36.	Li Weidong	The Company’s Deputy Director of the Safety & Environmental Protection Division	20
37.	Guo Zhihong	The Company’s Expert of the Safety & Environmental Protection Division Development & Project Division	20
38.	Xu Jinsong	The Company’s Director of the Audit Division	25
39.	Gu Daogen	The Company’s Deputy Director of the Audit Division	20
40.	Zhang Maoying	Deputy Director of the Equipment & Power Division	20
41.	Xu Fubiao	The Company’s Deputy Director of the Development & Project Division	20

42.	Xi Zhijun	The Company’s Deputy Director of the Development & Project Division	20
43.	Yang Jingjie	The Company’s Deputy Director of the Information Division	20
44.	Lv Xiangrong	The Company’s Deputy Director of the Communist Party Committee Office	20
45.	Zhu Yanbo	The Company’s Deputy Director of the Communist Party Committee Office, Deputy Secretary of Communist Party Committee of the Organ, Director of the Labor Union of the Organ	20
46.	Yu Guangxian	The Company’s Director of the Propaganda Division, Director of the Enterprise Culture Division cum Director of the News Center	25
47.	Gu Qunhe	The Company’s Director of the Propaganda Division and Director of the Enterprise Culture Division	20
48.	Chen Hongjun	The Company’s Vice-chairman of the Labor Union	25
49.	Li Yijun	The Company’s Deputy Secretary of the Communist Youth League Committee	20
50.	Chen Yong	The Refining Division’s Manager cum Deputy Secretary of the Communist Party Committee	25
51.	Ding Yonghui	The Refining Division’s Secretary of the Communist Party Committee of cum Deputy Manager	25
52.	Li Zhihua	Deputy Manager of the Refining Division	20
53.	Wu Jinlong	The Aromatics Division’s Manager cum Deputy Secretary of the Communist Party Committee	20
54.	Cai Yuanqing	Deputy Manager of the Refining Division	20
55.	Sheng Lixin	The Refining Division’s Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union	20
56.	Shi Exiao	The Alkene Division’s Manager cum Deputy Secretary of the Communist Party Committee	25
57.	Yu Wenyuan	Deputy Manager of the Alkene Division	20
58.	Zhang Lijun	Deputy Manager of the Alkene Division	20
59.	Zhu Jiahua	The Alkene Division’s Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union	20
60.	Fu Jun	The Aromatics Division’s Secretary of the Communist Party Committee cum Deputy Manager	25
61.	Shen Wenhua	Deputy Manager of the Aromatics Division	20

62.	Yun Hong	Deputy Manager of the Aromatics Division	20
63.	Ma Zhijun	Deputy Manager of the Aromatics Division	20
64.	Yang Peiqing	The Aromatics Division’s Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union	20
65.	Zhao Chun	The Chemical Division’s Manager cum Deputy Secretary of the Communist Party Committee	25
66.	Su Jianping	The Chemical Division’s Secretary of the Communist Party Committee cum Deputy Manager, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union	25
67.	Diao Chunxia	Chief Engineer of the Chemical Division	20
68.	Wang Zhongliang	Deputy Manager of the Chemical Division	20
69.	Chen Jun	Deputy Manager of the Chemical Division	20
70.	Sun Shengkang	The Acrylic Division’s Manager cum Secretary of the Communist Party Committee	25
71.	Huang Xiangyu	Chief Engineer the Acrylic Division cum Director of the Acrylic Research Institute	20
72.	Chen Daojiang	Deputy Manager of the Acrylic Division	20
73.	Zhu Eta	The Acrylic Division’s Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union	20
74.	Lin Yongming	The Polyester Division’s Manager cum Deputy Secretary of the Communist Party Committee	25
75.	Tang Yuehua	The Polyester Division’s Secretary of the Communist Party Committee cum Deputy Manager	25
76.	Shen Wei	Chief Engineer of the Polyester Division cum Director of the Polyester Research Institute	20
77.	Lin Wumin	Deputy Manager of the Polyester Division	20
78.	Sun Xuhui	The Plastic Division’s Manager and Deputy Secretary of the Communist Party Committee	25
79.	Lu Qiuhuan	The Plastic Division’s Secretary of the Communist Party Committee cum Deputy Manager	25
80.	Zhou Hao	Chief Engineer of the Plastic Division cum Director of the Plastic Research Institute	20
81.	Wang Wenlei	The Fine Chemicals Division’s Secretary of the Communist Party Committee cum Deputy Manager	20
82.	Lu Minhao	The Thermoelectric Division’s Manager and Deputy Secretary of the Communist Party Committee	25

83.	Wang Bingyu	The Thermoelectric Division’s Secretary of the Communist Party Committee cum Deputy Manager	25
84.	Cai Changzhong	Chief Engineer of the Thermoelectric Division	20
85.	Zhou Jian	Deputy Manager of the Thermoelectric Division	20
86.	Li Shantao	Deputy Manager of the Thermoelectric Division	20
87.	Cao Zubin	The Thermoelectric Division’s Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union	20
88.	Lu Zhengming	The Material Supply Company’s President and Deputy Secretary of the Communist Party Committee, Director of the Material Supply Division	25
89.	Shen Yuexing	The Material Supply Company’s Secretary of the Communist Party Committee and Vice President, Deputy Director of the Material Supply Division	25
90.	Xu Jianhua	Deputy Director (Vice President) of the Material Supply Division (Material Supply Company)	20
91.	Zhou Guorao	Deputy Director (Vice President) of the Material Supply Division (Material Supply Company)	20
92.	Zhou Jianjun	The Material Supply Company’s Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union	20
93.	Ni Jianping	The Distribution Company’s Secretary of the Communist Party Committee General Branch cum Vice President and Chairman of the Labor Union, Deputy Director of the Sales Division of the Company	25
94.	Pei Feng	Deputy Director (Vice President) of the Sales Division of the Company (Distribution Company)	20
95.	Zhu Liancai	Deputy Director (Vice President) of the Sales Division of the Company (Distribution Company)	20
96.	Gu Chaoran	The Investment and Development Company’s President cum Deputy Secretary of the Communist Party Committee and Director of the Capital Operation Division	25
97.	Wang Weihua	The Investment and Development Company’s Secretary of the Communist Party Committee cum Vice President and Deputy Director of the Capital Operation Division	25
98.	Zhang Yan	Deputy Director (Vice President) of the Capital Operation Division (Investment and Development Company)	20
99.	Lu Huihui	Deputy Director (Vice President) of the Capital Operation Division (Investment and Development Company)	20

100.	Huang Lixin	The Investment and Development Company’s Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union	20
101.	Huang Qinwei	The Storage and Transportation Division’s Secretary of the Communist Party Committee cum Deputy Manager	25
102.	Wang Liqun	The Storage and Transportation Division’s Manager cum Deputy Secretary of the Communist Party Committee	20
103.	Xu Binyuan	Deputy Manager of the Storage and Transportation Division	20
104.	Chen Huaping	The Storage and Transportation Division’s Deputy Secretary of the Communist Party Committee cum Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union	20
105.	Sun Xiaofeng	The Environmental Protection & Water Division’s Manager cum Deputy Secretary of the Communist Party Committee	25
106.	Gu Pinlin	The Environmental Protection & Water Division’s Secretary of the Communist Party Committee cum Deputy Manager	25
107.	Cang Yihua	Deputy Manager of the Environmental Protection & Water Division	20
108.	Gu Weimin	The Public Utilities Division’s Manager cum Deputy Secretary of the Communist Party Committee	25
109.	Xu Hong	The Public Utilities Division’s Secretary of the Communist Party Committee cum Deputy Manager	25
110.	Zhang Xiaozhe	Deputy Manager of the Public Utilities Division	20
111.	Ruan Bin	Deputy Director of the Safety & Environmental Protection Division	20
112.	Shi Xuan	The Public Utilities Division’s Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union	20
113.	Xu Huiming	The Fine Chemicals Division’s Manager cum Deputy Secretary of the Communist Party Committee	25
114.	Sun Chunshui	Deputy Manager of the Fine Chemicals Division	20
115.	Liu Xunbin	The Fine Chemicals Division’s Deputy Secretary of the Communist Party Committee cum Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union	20

116.	Tang Jianguang	The Quality Management Center’s Director cum Deputy Secretary of the Communist Party Committee	25
117.	Peng Kun	The Quality Management Center’s Secretary of the Communist Party Committee cum Deputy Director, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labor Union	25
118.	Yan Guoliang	Deputy Director of the Quality Management Center	20
119.	Hu Fenglian	Deputy Director of the Quality Management Center	20
120.	Huang Fei	The Statistics Center’s Director cum Deputy Secretary of the Communist Party Committee General Branch	25
121.	Sun Songqing	The Statistics Center’s Secretary of the Communist Party Committee General Branch cum Deputy Director	25
122.	Chen Wenxun	Deputy Director of the Statistics Center	20
123.	Wen Zhenli	The Statistics Center’s Deputy Secretary of the Communist Party Committee General Branch and Chairman of the Labor Union	20
124.	Shen Xun	Deputy Director of the Safeguarding Division, Deputy Director of the Comprehensive Management Office, Deputy Minister of the Armed Forces Department, Deputy Director of the Petitions Office, Deputy Director of the Security Center	20
125.	Sheng Deming	Deputy Director of the Safeguarding Division, Deputy Director of the Comprehensive Management Office, Deputy Minister of the Armed Forces Department, Deputy Director of the Petitions Office, Deputy Director of the Security Center	20
126.	Wen Zhiqing	The Security Center’s Deputy Secretary of the Communist Party Committee General Branch cum Chairman of the Labor Union	20
127.	Wen Bin	The Company’s Director of the General Affairs Division, Manager of the Property Company, Secretary of the Communist Party Committee General Branch and Chairman of the Labor Union	25
128.	Lu Ming	The Company’s Deputy Director of the General Affairs Division and Deputy Manager of the Property Company	20

129.	Zhou Yue	Director of the Training Center, Deputy Secretary of the Communist Party Committee General Branch, Executive Vice President of the Communist Party Committee School, Dean of the College of Jin Shan Community	25
130.	Lu Zhengwei	The Training Center’s Secretary of the Communist Party Committee General Branch cum Deputy Director and Vice President of the Communist Party Committee School	25
131.	Dai Jianzhong	Deputy Director of the Training Center	25
132.	Wu Guokui	Deputy Director of the Training Center	20
133.	Jin Chunyan	The Training Center’s Deputy Director cum Chairman of the Labor Union	20
134.	Wang Genbao	The News Center’s Secretary of the Communist Party Committee General Branch cum Deputy Director	25
135.	Zhang Xuhua	Deputy Director of the News Center	20
136.	Chang Cheng	The News Center’s Deputy Director cum Chairman of the Labor Union	20
137.	Li Jin	The Exchange Arrangement Center’s Director cum Deputy Secretary of the Communist Party Committee General Branch and Deputy Director of the Human Resources Department	25
138.	Wu Ping	The Exchange Arrangement Center’s Secretary of the Communist Party Committee General Branch cum Deputy Director and Chairman of the Labor Union	25
139.	Wu Yuqi	Deputy Director of the Exchange Arrangement Center	20
140.	Zhang Jie	Deputy Director of the Exchange Arrangement Center	20
141.	Chen Xiaojin	Expert of the Polyester Division	16
142.	Yao Lianjun	Expert of the Aromatics Division	16
143.	Lu Baozhong	Expert of the Environmental Protection & Water Division	16
144.	Gu Wenlan	Expert of the Acrylic Division	16
145.	Xie Jiaming	Expert of the Fine Chemicals Division	16
146.	Gong Zhisong	Expert of the Thermoelectric Division	16
147.	Zhu Wei	Chief Technician of the Thermoelectric Division	9
148.	YU Huijun	Director of the Board Secretariat (Foreign Affairs Office) of the Company	9
149.	Mao Qiangcheng	Director of the Board of Supervisors Office (Discipline Supervisory Committee, Supervisor Office) of the Company	9

150.	Zhu Yu	Expert of the Production Division of the Company	9
151.	Guo Guiyan	Director of the Production Division (Energy Office) of the Company	9
152.	Wang Suhua	Director of the Enterprise Management Division (Internal Control Office, Enterprise Management Association) of the Company	9
153.	Zhao Xindi	Director of the Human Resources of the Company	9
154.	Wu Jinbiao	Director of the Development & Project Division of the Company	9
155.	Lin Yizhi	Director of the Development & Project Division of the Company	9
156.	Wang Jiyou	Director of the Development & Project Division of the Company	9
157.	Sheng Lixin	Director of the Planning Division of the Company	9
158.	Ma Jianxin	Director of the Planning Division of the Company	9
159.	Gao Xinmei	Director of the Technology Development Division (Association of Science, Technology & Economic Office) of the Company	9
160.	Zhang Lirong	Director of the Technology Development Division (Association of Science, Technology & Economic Office) of the Company	9
161.	Xin Zhenhui	Director of the Equipment & Power Division of the Company	9
162.	Yan Yongde	Director of the Equipment & Power Division of the Company	9
163.	Wang Aiping	Director of the Equipment & Power Division of the Company	9
164.	Pan Weiguo	Director of the Equipment & Power Division of the Company	9
165.	Fang Zhongqing	Director of the Safety & Environmental Protection Supervision Division of the Company	9
166.	Huang Jianqun	Director of the Safety & Environmental Protection Supervision Division of the Company	9
167.	Ding Weifeng	Director of the Board Secretariat (Foreign Affairs Office) of the Company	9
168.	Gong Huijuan	Director of the Development & Project Division of the Company	9
169.	Wu Yihui	Director of the Development & Project Division of the Company	9
170.	Zhu Zhenglian	Director of the Information Division of the Company	9
171.	Gong Ta	Director of the Communist Party Committee Office (Communist Party Committee of the Organ) of the Company	9

172.	Wu Meifang	Expert of the Refining Division	9
173.	Jiang Hongjun	Director of the Refining Division	9
174.	Qu Jianxin	Director of the Refining Division	9
175.	Dong Biao	Expert of the Refining Division	9
176.	Zhou Chun	Director of the Alkene Division	9
177.	Shen Wei	Director of the Public Utilities	9
178.	Tang Zhongmin	Director of the Alkene Division	9
179.	Zeng Haiying	Director of the Aromatics Division	9
180.	Zhang Zhuanhua	Director of the Chemical Division	9
181.	Wei Yongmei	Director of the Chemical Division	9
182.	Zhu Zheng	Director of the Chemical Division	9
183.	Wu Hongwei	Director of the Chemical Division	9
184.	Pan Yumei	Director of the Acrylic Division	9
185.	Sun Minquan	Director of the Acrylic Division	9
186.	Yang Wenhua	Director of the Acrylic Division	9
187.	Zhang Fangtai	Director of the Acrylic Division	9
188.	Wu Yurong	Director of the Polyester Division	9
189.	Yu Xiaosan	Director of the Polyester Division	9
190.	Sun Yi	Director of the Polyester Division	9
191.	Chen Xiao	Director of the Polyester Division	9
192.	Wang Chundi	Director of the Plastic Division	9
193.	Xu Hui	Director of the Plastic Division	9
194.	Tao Hong	Director of the Plastic Division	9
195.	Wang Ronghe	Director of the Plastic Division	9
196.	Wang Jianguo	Director of the Environmental Protection & Water Division	9
197.	Chen Jianguo	Director of the Public Utilities Company	9
198.	Gu Xueming	Director of the Fine Chemicals Division	9
199.	Weng Yufei	Director of the Fine Chemicals Division	9
200.	Chen Hongjun	Director of the Fine Chemicals Division	9

201.	Jin Yuping	Director of the Material Supply Division	9
202.	Dai Chunping	Director of the Material Supply Division	9
203.	Jiang Ruoping	Director of the Quality Management Center	9
204.	Zhu Qing	Director of the Quality Management Center	9
205.	Tan Weiming	Director of the Statistics Center	9
206.	Xu Yueying	Director of the Statistics Center	9
207.	Liu Cihua	Director of the Safeguarding Division	9
208.	Song Youguo	Chief Technician of the Alkene Division	6
209.	Lu Zhenglong	Chief Technician of the Chemical Division	6
210.	Li Wenjing	Chief Technician of the Acrylic Division	6
211.	Shen Zheping	Chief Technician of the Polyester Division	6
212.	Gu Weidong	Chief Technician of the Plastic Division	6
213.	Lu Dingliang	Chief Technician of the Plastic Division	6
214.	Chen Xiangyuan	Chief Technician of the Public Utilities Division	6